

March 13, 2015

Via E-mail
R. Pierce Onthank
President and Chief Executive Officer
American Energy Group, Ltd.
1 Gorham Island, Suite 303
Westport, CT 06880

> **Re:** **American Energy Group, Ltd.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed October 14, 2014**
> **File No. 0-26402**

Dear Mr. Onthank:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2014

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies, page F-8

h. Oil and Gas Sales Receivable and Revenue Recognition, page F-10

1.   We note your disclosure indicating your revenue recognition policy is based on the guidance in SAB 104. However, this guidance clarifies that revenue should be recognized only when realized or realizable and earned, as when there is pervasive evidence of an arrangement, delivery has occurred, the price is fixed or determinable and collection is reasonably assured.

Within management's discussion and analysis on page 20 you explain that you have based your revenue accruals on various assumptions about production levels, energy content and price, because you have been unable to obtain updated, accurate production and sale information from the operator. You clarify that your assumptions about BTU content of the gas sold and price received are based on information received from Hycarbex-American Energy, Inc. in 2011.

You indicate you view collection as being reasonably assured on page F-10, stating that because the "payor has exhausted all of its legal remedies and failed to appear at the June 14, 2104 proceedings" you removed prior allowances that were recorded during the year. In contrast, you state the counterparty has financial difficulties and, within your risk factors on page 10, that "Investors are advised not to rely on the expectation of future revenues in making their investments, nor on the expectation that current revenues will be ultimately collected."

Given the circumstances that you have described it is unclear how you have met the requirements for revenue recognition outlined in SAB 104. Please explain how the uncertainties over measurement and collectability were factored into your application of this guidance, and the related provisions in FASB ASC 605-10-25-1 through 5, over each period since production began. Also tell us how your view of the circumstances changed during the fourth quarter to reverse your accounting in the third quarter when you expensed the entire balance of the receivable.

Note 7 – Investment in Oil and Gas Working Interest, page F-16

2.   We note that in October 2009 you acquired from Hycarbex-American Energy, Inc. (Hycarbex) a 2.5% working interest in two blocks in the Sindh and Baluchistan Provinces in Pakistan at a purchase price of $1,583,914. You appear to have reported this interest at this cost ever since, without discussing any further activity on the property. Given these circumstances and considering the financial difficulties of the operator, it is unclear how you have assessed impairment of this property pursuant to Rule 4-10(c)(3)(ii)(A)(1) of Regulation S-X. Please submit the analyses that you performed each period in formulating your view.

Exhibits

3.   Please provide all of the exhibits required by Item 601 of Regulation S-K. For example, ensure that you have filed or incorporated by reference, as the case may be, your articles of incorporation and your bylaws as currently in effect and any amendments thereto, as well as any material contracts upon which your business is substantially dependent. Please see Items 601(b)(3) and 601(b)(10) of Regulation S-K. For information regarding incorporating previously filed exhibits by reference, we refer you to Exchange Act Rule 12b-32.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or, in his absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour at (202) 551-3360 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director